UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 15, 2015

TECNOGLASS INC.

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-35436	N/A
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores, Barranquilla, Colombia

(Address of Principal Executive Offices) (Zip Code)

(57)(5) 3734000

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Item 2.02.	Results of Operations and Financial Condition.

On April 15, 2015, Tecnoglass Inc. (the “Company”) issued a press release (the “Press Release”) reporting financial results of the Company for the twelve months ended December 31, 2014. A copy of the Press Release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished under this Item 2.02, including the exhibit related thereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any disclosure document of the Registrant, except as shall be expressly set forth by specific reference in such document.

Item 8.01	Other Events

The Press Release also announced the initiation by the Company of a quarterly dividend to its shareholders in an amount of $0.125 per quarter and that the Company would commence an exchange offer to acquire all of the Company’s outstanding warrants. The exchange offer will be made at an exchange ratio of three warrants in exchange for one ordinary share. The exchange offer will remain open for a period of 30 days once exchange documentation is sent to warrant holders and the first quarterly dividend payment will be made to shareholders of record 15 days after the completion of the exchange offer.

Dividend declarations and the establishment of future record and payment dates are subject to the Board of Directors’ continuing determination that the dividend policy is in the best interests of the Company and its shareholders. The dividend policy may be changed or cancelled at the discretion of the Board of Directors at any time.

Item 9.01.	Financial Statements and Exhibits.

 (d) Exhibits.

Exhibit No.	Description
99.1	Press release dated April 15, 2015

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 15, 2015
TECNOGLASS INC.

	By:	/s/ Jose M. Daes
Name: Jose M. Daes
Title: Chief Executive Officer

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